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                                                         FOR IMMEDIATE RELEASE







                      TOTAL WORLD TELECOMMUNICATIONS, INC.
                            ANNOUNCES NASDAQ DECISION



Boca Raton, Florida (September 25, 1997) - Total World Telecommunications, Inc. (the "Company") announced today that it has been advised by The Nasdaq Stock Market, Inc. ("NASDAQ") that the Company has been delisted from the Nasdaq SmallCap Market effective with the close of business on Wednesday, September 24, 1997. On September 4, 1997, the Company had attended a hearing in Washington, D.C. before a NASDAQ Listing Qualifications Panel (the "Panel") requesting an extension of time to meet the continuing filing requirements. The Company had been unable to file its Form 10-QSB for the quarter ended June 30, 1997 due to the uncertainties associated with the Chapter 11 Bankruptcy filing for its Houston subsidiary, Total National Telecommunications, Inc. ("TNT"). The Panel cited several reasons for their decision, among which were the Company's inability to provide current financial information and a definitive plan for continued compliance with NASDAQ's listing requirements based on the uncertainties of TNT's bankruptcy proceedings, as well as the substantial decline in the Company's bid price over recent months.

On Friday, September 12, 1997, the Company converted the TNT bankruptcy case from Chapter 11 to Chapter 7 of the Bankruptcy Code, and a U.S. Trustee was appointed. A sale of assets to the Willis Group was finalized on September 24, 1997, with proceeds of approximately $5.5 million as well as the assumption of $6.5 million in lease obligations relating to the telecom switches. The proceeds will be utilized to pay the claims of the secured creditors of TNT as well as administrative claims associated with the Chapter 11 and Chapter 7 proceedings.

The Company expects to file its Form 10-QSB for the period ending June 30, 1997 within the next few weeks. The Company is also working on a plan to restructure which may include an acquisition or merger, as well as an infusion of cash through possible debt financing or a capital contribution. This restructuring is being targeted to augment the Company's equity. In addition, the Board of Directors has been reorganized, and a group of current stockholders has been actively involved. The Company expects to submit their application for inclusion on the OTC Bulletin board following submission of the Form 10-QSB.


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